CLEANTECH SOLUTIONS INTERNATIONAL, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

May 30, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Attention: Jay Mumford, Esq.

Re:	Cleantech Solutions International, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed May 29, 2013 File No. 333-188142

Ladies and Gentlemen:

Cleantech Solutions International, Inc. (the “Company”) hereby withdraws its request for acceleration included in the correspondence dated May 29, 2013 with respect to the captioned Registration Statement on Form S-3.

Sincerely,

/s/ Adam Wasserman
Adam Wasserman
Chief Financial Officer